

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 14, 2010

Rodney Bingham
President
Thermon Industries, Inc.
100 Thermon Drive
San Marcos, TX 78666

> **Re:** **Thermon Industries, Inc. and Additional Registrants**
> **Registration Statement on Form S-4**
> **Amended September 29, 2010**
> **File No. 333-168915**

Dear Mr. Bingham:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Risk Factors, page 5

1. We note from your revisions in response to prior comment 4 that your summary now includes separately captioned, explained paragraphs that describe your strengths and strategies, while merely including a one-sentence summary of only "certain" risks you face. If it is appropriate to include this level of detail regarding your strengths and strategies in your summary, it should be balanced with equally prominent disclosure regarding the most significant risks and challenges you face. Please revise substantially.

Summary Historical Condensed Consolidated Financial Data, page 17

2. We note your response to prior comment 26. Please revise your filing to explain how the transaction expense adjustment meets the requirements of Item 10(e)(1)(ii)(b) of Regulation S-K considering that you are eliminating transaction expenses in every year

presented and the three months ended June 30, 2010. In your discussion clearly explain why you consider the adjustment to be non-recurring, infrequent or unusual considering that there was a similar charge within the prior two years.

MRO/EU revenue, page 27

3.   We note your response to prior comment 10. Currently, your disclosure indicates there is a material risk that the amount of each revenue type mentioned may not be accurate and should not be unduly relied upon, contrary to your response that exceptions to the $1,000,000 threshold are "few in number and insignificant overall." Please reconcile.

Selected Historical Consolidated Financial Data, page 53

4.   We note your response to prior comment 17. Please revise to include a reconciliation of the non-GAAP combined pre-predecessor and predecessor period and the combined predecessor and successor period to the historical financial statements in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Revenues, page 62

5.   We note your response to prior comment 20. In addition to the statements you added about how revenues generally change or remain the same for large projects or maintenance orders, please revise to provide specific, concrete disclosure regarding how the factors you mention impacted your revenues. For example, it is unclear whether the "large Canadian project" was in a period of "accelerating revenue." It is similarly unclear what impact, if any, orders for maintenance and repair had on your revenues and the amount of "Greenfield" revenue you received in each period. Additionally, with a view toward disclosure, please tell us why you have removed each of the offsetting factors in this amendment, including the "refinery modernizations and upgrades" that are referenced in prior comment 20.

Gross Profit, page 62

6.   Your revisions added in response to prior comment 21 appear to describe in general terms what types of products have higher or lower margins, not whether or how those products comprised the "product mix" that impacted gross margin. Therefore, we reissue the comment.

Contractual Obligations, page 66

7.   Regarding your response to prior comment 22:

- Please tell us which provision of the management services agreement permits CHS and the Equity Sponsors the authority to adjust the amount of the management fee; and

- Please note that such comment was not limited only to "tabular presentation" of the management fees, as implied by your response. Please expand your response or revise your narrative disclosure accordingly.

Directors, page 86

8.   We reissue the first sentence of prior comment 30 given that it appears you have not disclosed the period or periods during which each director mentioned here served on the board.

9.   We reissue prior comment 31 because it remains unclear why your disclosure regarding Messrs. George and Simmons does not identify CHS as an affiliate.

Compensation of directors, page 88

10.   With a view toward disclosure, please expand your response to prior comment 32 to address the "management fees" received by Audax, as noted on page F-25. Include in your response who served on your board during the last-completed fiscal year, the nature of their relationship with Audax and the specific nature of the services provided for the "management fees" you paid.

Certain Relationships…, page 100

11.   Please expand your responses to prior comments 38 and 40 to clarify how you concluded the item you cite limits the types of related parties subject to Item 404 of Regulation S-K, given that it appears the transaction to which this filing relates does not appear to involve a "surviving or acquiring company" for which officers and directors "will serve."

The CHS Acquisition, page 101

12.   We note your revisions in response to prior comments 35 and 38. If the numbers in the table do not include the amounts received pursuant to the vesting of P units, please expand the last paragraph to make that clear.

Plan of Distribution, page 180

13.   It appears that the letter you provided in response to prior comment 50 does not include all of the representations contained in the no-action letters on which you intend to rely. Therefore, we reissue that comment.

Report of Independent Registered Public Accounting Firm, page F-2

14.   We note the separate audit reports of the other accountants referred to by your principal accountant provided in response to our prior comments 52 and 53. Rule 2-02 of Regulation S-X requires that the auditors' reports state whether the audits were conducted in accordance with Generally Accepted Auditing Standards (GAAS). In Release 34-49708, the SEC stated that references to GAAS, as they relate to issuers, "should be understood to mean the standards of the Public Company Accounting Oversight Board (PCAOB) plus any applicable rules of the Commission." In your situation, as your principal auditor has made reference to other auditors, such other reports do relate to you as an issuer. Therefore, the other auditors' reports must refer to the standards of the PCAOB. Please provide such revised reports in an amended filing.

15.   As a related matter, we note that the separate audit reports of your Australian, Indian and Canadian subsidiaries are for the period ended March 31, 2010 and the Chinese subsidiary is for the periods ended March 31, 2010 and 2009. Please tell us why the audit reports of your other accountants are not for the periods referred to by your principal auditor, Ernst & Young, in its audit opinion dated June 28, 2010. Additionally, please explain to us how this presentation complies with Rule 2-05 of Regulation S-X.

16.   Additionally, please tell us how your principal auditor, Ernst & Young, was able to rely on the audit opinion of B.L. Ajmera & Co for your Indian subsidiary considering that the Indian audit opinion is dated August 12, 2010, which is after the date of Ernst & Young's opinion of June 28, 2010.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-15

17.   We note your revisions and response to prior comment 55. Please revise your disclosures to clarify that Thermon is taking full responsibility for valuing the acquired assets.

Note 16 – Guarantor Consolidation, page F-34

18.   We note your response to prior comment 60. Please revise to include the condensed statement of operations and condensed statement of cash flows for the pre-predecessor period of April 1, 2007 through August 29, 2007 in accordance with Rule 3-10(d) of Regulation S-X.

19.   As a related matter, if you believe the presentation of the condensed consolidating guarantor information for the pre-predecessor period would render the investor unable to make a meaningful comparison, please revise your disclosures to include a discussion of the significant differences between the pre-predecessor and subsequent periods.

Exhibits

20.   We note from your response to prior comment 64 that you have redacted portions from Schedule 3.21 to Exhibit 10.1 pursuant to Rule 83. Given that the information you have redacted appears to relate to information in a document filed under the Securities Act, the reference to Rule 83 is unclear. See Rule 406 of Regulation C. Please expand your response accordingly.

21.   We will continue to evaluate your response to prior comments 65, 66 and 69 after you file the revised opinions mentioned in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Kevin Blatchford, Esq. – Sidley Austin LLP